

November 6, 2014

<u>Via E-mail</u>
Mr. Jason Williams
Chief Accounting and Financial Officer
Forcefield Energy, Inc.
245 Park Avenue, 39th Floor
New York, New York 10167

> **Re:** **ForceField Energy, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed April 15, 2014**
> **Form 10-Q for the Period Ended June 30, 2014**
> **Filed August 19, 2014**
> **Definitive Proxy Statement**
> **Filed April 30, 2014**
> **File No. 1-36133**

Dear Mr. Williams:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief